Exhibit 99.1

June 8, 2012

Almaden Minerals Ltd.
Suite 1103-750 West Pender Street
Vancouver, BC  V6C 2T8

Attention:                      Morgan Poliquin and Dione Bitzer

Dear Sirs:

Re:           Sunburst Exploration Inc. and Almaden Minerals Ltd.
 Option Agreement – Merit Property (“Option Agreement”)
 Amendment No. 6

Sunburst Exploration Inc. (the “Sunburst”) and Almaden Minerals Ltd. (“Almaden”, collectively with Sunburst, the “Parties”) are parties to the Option Agreement dated May 21, 2010, as amended by letter agreement dated May 20, 2011 (“Amendment No. 1”), and as amended by letter agreement dated July 12, 2011 (“Amendment No. 2”) and as amended by letter agreement dated September 19, 2011 (“Amendment No. 3”) and as further amended by letter agreement dated December 8, 2011 (“Amendment No. 4”) in respect of an option on the group of mineral claim tenures, known as the Merit Property, on the terms set out therein, located approximately 22 kilometres west of Merritt, B.C., in the Nicola Mining Division.

The Parties have agreed to effect the following further revision to the Option Agreement in accordance with the terms of this letter agreement (“Amendment No. 5”).

Section 19.2 of the Option Agreement shall be replaced in its entirety as follows:

“19.2
Time will be of the essence in the performance  of this Agreement Notwithstanding the generality  of  the  foregoing,  Sunburst  agrees  to  proceed  expeditiously with the initial public offering  and  the listing referenced  in in Section 3.3 (b) hereof in an expeditious manner and agrees  that if such listing is not completed by October 30, 2012 then  Almaden may  by  written  notice  terminate  this  agreement  and  upon  giving  of such notice  this agreement   shall be  at  an  end  and  Sunburst   will  have  no  rights  hereunder.  The provisions  of  Section  14.1  of  this  Agreement  shall  not  apply  to any notice  given by Almaden under this Section 19.2.”

Suite 709-837 West Hastings Street,  Vancouver, B.C. V6C 3N6
Phone:  604-687-1828    Fax:  604-687-1858

Page 2.

Yours very truly,

SUNBURST EXPLORATION INC.

Per:

"Nikolaos Cacos"

Authorized Signatory

Accepted and agreed to on and effective as of June 8, 2012 by:

ALMADEN MINERALS LTD.

Per:

"Duane Poliquin"

Authorized Signatory

Suite 709-837 West Hastings Street,  Vancouver, B.C. V6C 3N6
Phone:  604-687-1828    Fax:  604-687-1858